

Mail Stop 4546

January 19, 2017

<u>Via E-mail</u>
Mr. Robert A. Bailenson
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton, HM 08
Bermuda

Re: **Assured Guaranty Ltd.**
Form 10-K for Fiscal Year December 31, 2015
Filed February 26, 2016
File No. 001-32141

Dear Mr. Bailenson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance